EXHIBIT 99.1

VIZSLA SILVER INTERCEPTS HIGH-GRADE AT LA LUISA AND EXPANDS IT´S STRIKE LENGTH TO 1,670 METRES

VANCOUVER, BC, Dec. 14, 2023 /CNW/ - Vizsla Silver Corp. (TSXV: VZLA) (NYSE: VZLA) (Frankfurt: 0G3) ("Vizsla Silver" or the "Company") is pleased to report results from 15 new drillholes targeting the "La Luisa" Vein located ~700 metres west of the Napoleon Area resource, at its 100%-owned flagship Panuco silver-gold project ("Panuco") in Mexico. Recently completed shallow drilling has confirmed the northern continuation of the Luisa structure, expanding its potential strike-length to 1,670 metres.

Highlights

•	NP-23-419 returned 650 grams per tonne (g/t) silver equivalent (AgEq) over 3.25 metres true width (mTW) (58 g/t silver, 7.74 g/t gold, 0.73 % lead and 1.44 % zinc)
•
•	Including, 1,220 g/t AgEq over 0.62 mTW (50 g/t silver, 16.74 g/t gold, 0.27 % lead and 0.99 % zinc)
•	NP-23-397 returned 455 g/t AgEq over 3.55 mTW (137 g/t silver, 1.77 g/t gold, 0.39 % lead and 5.44 % zinc)
•
•	Including, 1,228 g/t AgEq over 0.70 mTW (408 g/t silver, 2.64 g/t gold, 0.34 % lead and 18.20 % zinc)
•	NP-23-420 returned 568 g/t AgEq over 2.80 mTW (95 g/t silver, 6.97 g/t gold, 0.11 % lead and 0.17 % zinc)
•
•	Including, 888 g/t AgEq over 1.46 m TW (116 g/t silver, 11.50 g/t gold, 0.06 % lead and 0.07 % zinc)
•	NP-23-401 returned 542 g/t AgEq over 1.35 mTW (386 g/t silver, 1.43 g/t gold, 0.86 % lead and 1.69 % zinc)

 "The Luisa structure continues to grow laterally with new high-grade, near surface intervals," commented Michael Konnert, President and CEO. "Mineralization at La Luisa has now been traced by drilling for over 1,250 metres along strike with an untested gap situated closer to surface that measures ~400 metres long. This has the potential, given ongoing exploration success, to add additional mineralized strike to La Luisa beyond the data cut off for inclusion in the pending mineral resource update planned for January 2024. Based on 44 holes completed to date at La Luisa, the structure hosts a weighted average grade of 497 g/t AgEq over an average width of 3.20 metres. Moving forward, we will continue to explore La Luisa with two drill rigs focused on expanding mineralization to the south and closing the untested gap to the north."

Figure 1: Plan map of recent drilling along the La Luisa vein. (CNW Group/Vizsla Silver Corp.)

The Luisa Vein is located approximately 700 metres to the west of Napoleon in the southwest portion of the Panuco district. The structure has been mapped on surface for approximately 1,500 metres with an average strike of N30°W and dip of 70° - 80° to the northeast. La Luisa does not currently host any resources. To date, Vizsla Silver has reported 44 holes from La Luisa outlining a mineralized footprint approximately 1,670 metres long by 450 metres down dip with a weighted average grade of 497 g/t AgEq (200 g/t silver, 3.68 g/t gold, 0.30 % lead and 1.45 % zinc) and average width 3.21 mTW. The upper levels of the vein are hosted primarily by rhyolite tuffs (the upper part of the regional lower volcanic sequence), whereas deeper vein-intercepts occur in the more favourable diorite host rock.

Initial shallow drilling at La Luisa returned significant gold concentrations with relatively low silver and base metals values. The higher gold to silver and base metals ratios observed are analogous to the previously reported shallow "gold rich" horizon at the southern end of Napoleon. Interpretations based on metal zonation and alteration at Napoleon suggest that the vein corridor has been tilted, with the southern extent being at the top of the mineralized horizon, near surface (see the Company's press releases dated December 16, 2021, and October 12, 2022, respectively).

Surface mapping and sampling along strike to the northwest at La Luisa confirmed a wider vein expression with higher silver and gold anomalies at surface supporting the hypothesis that mineralization is tilted in a similar fashion to Napoleon (see surface samples on figure 2). Recent shallow drill-holes completed in the northwest (NP-23-399, NP-23-401, NP-23-403 and NP-23-408) have confirmed mineralization in the north and expand the potential strike length of La Luisa to 1,670 m; with an intermediate ~400 m drilling-gap between the high-grade shoot in the south and the recent drill intercepts to the north (see figure 2). Vizsla Silver is currently exploring La Luisa with two drill rigs.

Figure 2: Longitudinal section of the La Luisa Vein. (CNW Group/Vizsla Silver Corp.)

Figure 3: Longitudinal section of the Footwall Vein at La Luisa. (CNW Group/Vizsla Silver Corp.)

Figure 4: Cross section highlighting recent drill intercepts on La Luisa vein. (CNW Group/Vizsla Silver Corp.)

Drillhole	From	To	Downhole Length	Estimated True width	Ag	Au	Pb	Zn	AgEq	Vein

	(m)	(m)	(m)	(m)	(g/t)	(g/t)%		%	(g/t)
NP-23-397	670.15	679.85	9.70	8.70	32	1.44	0.17	2.45	221	Main
Includes	670.15	671.55	1.40	1.26	77	6.55	0.54	1.32	577
NP-23-397	771.20	776.00	4.80	3.55	137	1.77	0.39	5.44	455	FW
Includes	774.20	775.15	0.95	0.70	408	2.64	0.34	18.20	1,228
NP-23-398	No significant values									Main
NP-23-398	765.00	782.45	4.00	2.41	2	40.44	0.06	1.88	215	FW
NP-23-399	27.35	27.90	0.55	0.32	462	0.58	0.05	0.25	480	HW
NP-23-399	152.20	154.25	2.05	1.65	77	0.23	0.08	0.95	124	Main
NP-23-401	51.30	54.25	2.95	0.90	191	0.27	0.04	0.49	214	HW
NP-23-401	212.15	214.90	2.75	1.35	386	1.43	0.86	1.69	542	Main
NP-23-403	No significant values									HW
NP-23-403	204.75	205.80	1.05	1.00	78	0.23	2.86	9.02	499	Main
NP-23-404	No significant values									Main
NP-23-406	138.15	139.30	1.15	0.63	129	0.59	1.67	1.39	260	HW
NP-23-406	250.70	251.50	0.80	0.60	73	0.17	0.17	0.23	92	Main
NP-23-408	409.45	409.75	0.30	0.16	38	0.52	5.12	3.03	332	HW
NP-23-408	377.00	378.40	1.40	0.77	95	0.63	0.90	2.55	250	Main
NP-23-409	No significant values									Main
NP-23-413	No significant values									HW
NP-23-413	No significant values									Main
NP-23-414	575.40	576.95	1.55	1.15	119	3.54	0.40	0.90	394	Main
NP-23-415	577.50	578.15	0.65	0.41	3	0.03	0.02	7.63	282	HW
NP-23-415	No significant values									Main
NP-23-418	650.70	651.45	0.75	0.50	18	0.73	0.12	1.67	130	HW
NP-23-418	No significant values									Main
NP-23-419	No significant values									HW
NP-23-419	564.00	572.45	8.45	3.25	58	7.74	0.73	1.44	650	Main
Includes	567.00	568.60	1.60	0.62	50	16.74	0.27	0.99	1,220
NP-23-420	No significant values									HW
NP-23-420	414.60	418.25	3.65	2.80	95	6.97	0.11	0.17	568	Main
Includes	415.60	417.50	1.90	1.46	116	11.50	0.05	0.07	888
NP-23-420	No significant values									FW
Table 1: Downhole drill intersections from the holes completed along the La Luisa vein

Note: AgEq = Ag g/t x Ag rec. + ((Au g/t x Au Rec x Au price/gram)+(Pb% x Pb rec. X Pb price/t) + (Zn% x Zn rec. X Zn price/t))/Ag price/gram. Metal price assumptions are $24.00/oz silver, $1,800/oz gold, $2,424.4/t lead and $2,975.4/t zinc. Metallurgical recoveries assumed are 93% for silver, 90% for gold, 94% for lead and 94% for zinc. Metallurgical recoveries used in this release are from metallurgical test results of the Napoleon vein (see press release dated February 17, 2022).
Drillhole	Easting	Northing	Elevation	Azimuth	Dip	Depth
NP-23-397	403,362	2,586,359	437	243	-56.3	828.0
NP-23-398	403,248	2,586,386	465	246	-61.6	834.0
NP-23-399	402,496	2,587,281	448	273	-52.0	390.0
NP-23-401	402,496	2,587,281	448	279	-66.0	417.0
NP-23-403	402,526	2,587,377	482	271	-42.6	369.0
NP-23-404	403,767	2,587,025	492	250	-58.9	477.0
NP-23-406	402,526	2,587,377	482	273	-59.3	450.0
NP-23-408	402,155	2,587,297	402	88	-44.3	465.0
NP-23-409	403,296	2,586,205	492	244	-53.5	705.0
NP-23-413	402,155	2,587,297	402	68	-46.9	498.0
NP-23-414	403,373	2,586,277	492	240	-51.8	744.0
NP-23-415	402,100	2,587,261	392	80	-47.2	627.0
NP-23-418	403,373	2,586,277	426	238	-57.8	771.0
NP-23-419	402,971	2,586,834	441	254	-52.6	609.0
NP-23-420	403,077	2,586,547	480	239	-44.4	507.0

Table 2: La Luisa vein drillhole details. Coordinates in WGS84, Zone 13.

About the Panuco Project

The newly consolidated Panuco silver-gold project is an emerging high-grade discovery located in southern Sinaloa, Mexico, near the city of Mazatlán. The 7,189.5-hectare, past producing district benefits from over 86 kilometres of total vein extent, 35 kilometres of underground mines, roads, power, and permits.

The district contains intermediate to low sulfidation epithermal silver and gold deposits related to siliceous volcanism and crustal extension in the Oligocene and Miocene. Host rocks are mainly continental volcanic rocks correlated to the Tarahumara Formation.

The Panuco Project hosts an estimated in-situ indicated mineral resource of 104.8 Moz AgEq and an in-situ inferred resource of 114.1 Moz AgEq. An updated NI 43-101 technical report titled "Technical Report on the Mineral Resource Estimate Update for the Panuco Ag-Au-Pb-Zn Project, Sinaloa State, Mexico" was filed on SEDAR on March 10, 2023, with an effective date of January 19, 2023 was prepared by Allan Armitage, Ph. D., P. Geo., Ben Eggers, MAIG, P.Geo. and Yann Camus, P.Eng. of SGS Geological Services.

About Vizsla Silver

Vizsla Silver is a Canadian mineral exploration and development company headquartered in Vancouver, BC, focused on advancing its flagship, 100%-owned Panuco silver-gold project located in Sinaloa, Mexico. To date, Vizsla Silver has completed over 310,000 metres of drilling at Panuco leading to the discovery of several new high-grade veins. For 2023, Vizsla Silver has budgeted +90,000 metres of resource/discovery-based drilling designed to upgrade and expand the mineral resource, as well as test other high priority targets across the district.

Quality Assurance / Quality Control

Drill core samples were shipped to ALS Limited in Zacatecas, Zacatecas, Mexico and in North Vancouver, Canada for sample preparation and for analysis at the ALS laboratory in North Vancouver and rock samples were shipped to SGS Lab in Durango Mexico for sample preparation and analysis.  The ALS Zacatecas, North Vancouver facilities and SGS lab are ISO 9001 and ISO/IEC 17025 certified. Silver and base metals were analyzed using a four-acid digestion with an ICP finish and gold was assayed by 30-gram fire assay with atomic absorption ("AA") spectroscopy finish. Over limit analyses for silver, lead and zinc were re-assayed using an ore-grade four-acid digestion with AA finish.

Control samples comprising certified reference samples, duplicates and blank samples were systematically inserted into the sample stream and analyzed as part of the Company's quality assurance / quality control protocol.

Qualified Person

In accordance with NI 43-101, Martin Dupuis, P.Geo., COO, is the Qualified Person for the Company and has reviewed and approved the technical and scientific content of this news release.

Information Concerning Estimates of Mineral Resources

The scientific and technical information in this news release was prepared in accordance with NI 43-101 which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"). The terms "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" used herein are in reference to the mining terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum Standards (the "CIM Definition Standards"), which definitions have been adopted by NI 43-101. Accordingly, information contained herein providing descriptions of our mineral deposits in accordance with NI 43-101 may not be comparable to similar information made public by other U.S. companies subject to the United States federal securities laws and the rules and regulations thereunder.

You are cautioned not to assume that any part or all of mineral resources will ever be converted into reserves. Pursuant to CIM Definition Standards, "inferred mineral resources" are that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Such geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An inferred mineral resource has a lower level of confidence than that applying to an indicated mineral resource and must not be converted to a mineral reserve. However, it is reasonably expected that the majority of inferred mineral resources could be upgraded to indicated mineral resources with continued exploration. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Canadian standards, including the CIM Definition Standards and NI 43-101, differ significantly from standards in the SEC Industry Guide 7. Effective February 25, 2019, the SEC adopted new mining disclosure rules under subpart 1300 of Regulation S-K of the United States Securities Act of 1933, as amended (the "SEC Modernization Rules"), with compliance required for the first fiscal year beginning on or after January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements included in SEC Industry Guide 7. As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources". Information regarding mineral resources contained or referenced herein may not be comparable to similar information made public by companies that report according to U.S. standards. While the SEC Modernization Rules are purported to be "substantially similar" to the CIM Definition Standards, readers are cautioned that there are differences between the SEC Modernization Rules and the CIM Definitions Standards. Accordingly, there is no assurance any mineral resources that the Company may report as "measured mineral resources", "indicated mineral resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the resource estimates under the standards adopted under the SEC Modernization Rules.

Website: www.vizslasilvercorp.ca

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "would", "could", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the exploration, development, and production at Panuco, including plans for resource/discovery-based drilling designed to upgrade and expand the mineral resource.

Forward-looking statements and forward-looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of Vizsla, future growth potential for Vizsla and its business, and future exploration plans are based on management's reasonable assumptions, estimates, expectations, analyses and opinions, which are based on management's experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold, and other metals; no escalation in the severity of public health crises; costs of exploration and development; the estimated costs of development of exploration projects; Vizsla's ability to operate in a safe and effective manner and its ability to obtain financing on reasonable terms.

These statements reflect Vizsla's respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by management, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance, or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or forward-looking information and Vizsla Silver has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the Company's dependence on one mineral project; precious metals price volatility; risks associated with the conduct of the Company's mining activities in Mexico; regulatory, consent or permitting delays; risks relating to reliance on the Company's management team and outside contractors; risks regarding mineral resources and reserves; the Company's inability to obtain insurance to cover all risks, on a commercially reasonable basis or at all; currency fluctuations; risks regarding the failure to generate sufficient cash flow from operations; risks relating to project financing and equity issuances; risks and unknowns inherent in all mining projects, including the inaccuracy of reserves and resources, metallurgical recoveries and capital and operating costs of such projects; contests over title to properties, particularly title to undeveloped properties; laws and regulations governing the environment, health and safety; the ability of the communities in which the Company operates to manage and cope with the implications of public health crises; the economic and financial implications of public health crises to the Company; operating or technical difficulties in connection with mining or development activities; employee relations, labour unrest or unavailability; the Company's interactions with surrounding communities and artisanal miners; the Company's ability to successfully integrate acquired assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; stock market volatility; conflicts of interest among certain directors and officers; lack of liquidity for shareholders of the Company; litigation risk; the ongoing military conflict in Ukraine; general economic facts; and the factors identified under the caption "Risk Factors" in Vizsla Silver's management discussion and analysis and other public disclosure documents. Readers are cautioned against attributing undue certainty to forward-looking statements or forward-looking information. Although Vizsla Silver has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. Vizsla Silver does not intend, and does not assume any obligation, to update these forward-looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

SOURCE Vizsla Silver Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2023/14/c0525.html

%CIK: 0001796073

For further information: and to sign-up to the mailing list, please contact: Michael Konnert, President and Chief Executive Officer, Tel: (604) 364-2215, Email: info@vizslasilver.ca

CO: Vizsla Silver Corp.

CNW 08:00e 14-DEC-23